

Mail Stop 4628

October 30, 2015

Christine Sacco
Chief Financial Officer
Boulder Brands, Inc.
1600 Pearl Street – Suite 300
Boulder, CO 80302

> **Re: Boulder Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated October 5, 2015**
> **File No. 1-33595**

Dear Ms. Sacco:

We have reviewed your October 5, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2015 letter.

General

1.   We note your response to prior comment 1, including your statement that "[v]elocity can also be referred to as the turn rate (i.e., how quickly the product turns on the shelf) and is calculated as volume over a given time divided by distribution." If velocity is a measure of the purchase of products by consumers, please also provide this information in your revised disclosure. Please also describe the source of the information used in calculating velocity. In addition, please describe in the revised disclosure the meaning of the terms "volume" and "distribution" in this context.

2.   You indicate in response to prior comment 1 that you will provide clarifications describing what is meant by velocities, faster growing or similar terms, to the extent such terms are used in future filings. Please provide a draft of such disclosure for our review.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources